UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Final detailed voting map

In compliance with the provisions of article 48, paragraph 6, item II, of CVM Resolution No. 81/22, we present the final detailed voting map that consolidates the votes cast at a distance and the votes cast in person on the matters resolved at the Extraordinary General Meeting held in August 30, 2024, at 3:00 pm, containing the first 5 numbers of the shareholders' registration in the Individual Taxpayer Registry - CPF or in the National Corporate Taxpayer Registry - CNPJ, the shareholding position and the votes cast by them.

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3*	Item 4	Item 5
15059	8,200	8,200	For	Abstain	-	For	Abstain
16878	10,000	10,000	For	Abstain	-	For	Abstain
17858	22,300	22,300	For	For	-	For	For
20065	187,569	187,569	Against	For	-	For	Abstain
26431	890,565	890,565	For	For	-	For	Abstain
27624	1,542	1,542	For	Abstain	-	For	Abstain
27866	6,303	6,303	For	Abstain	-	For	Abstain
27866	13,159	13,159	For	Abstain	-	For	Abstain
27866	10,578	10,578	For	Abstain	-	For	Abstain
27866	8,719	8,719	For	Abstain	-	For	Abstain
27866	19,633	19,633	For	Abstain	-	For	Abstain
29322	1,823,517	1,823,517	For	Abstain	-	For	Abstain
31240	56,032	56,032	For	Abstain	-	For	Abstain
32106	5,520	5,520	For	For	-	For	Abstain
32329	345,092	345,092	For	Abstain	-	For	Abstain
33857	377,200	377,200	For	For	-	For	Abstain
35693	2,527,000	2,527,000	For	Abstain	-	For	Abstain
36018	101,032	101,032	For	Abstain	-	For	Abstain
37672	14,467	14,467	For	Abstain	-	For	Abstain
41286	26,420	26,420	For	Abstain	-	For	Abstain
49444	29,031	29,031	For	Abstain	-	For	Abstain
50221	13,200	13,200	For	Abstain	-	For	Abstain
97538	4,600	4,600	For	Abstain	-	For	Against
97539	32,100	32,100	For	For	-	For	Abstain
97539	66,643	66,643	For	Abstain	-	For	For
97539	696,973	696,973	For	For	-	For	For
97539	383,330	383,330	For	For	-	For	For
97540	185,710	185,710	For	Abstain	-	For	Abstain
97540	14,900	14,900	For	Abstain	-	For	Abstain
97540	5,115,207	5,115,207	For	Abstain	-	For	Abstain
07104	44,200	44,200	Against	Abstain	-	For	For
07140	217,900	217,900	For	For	-	For	Abstain
07208	44,549	44,549	For	Abstain	-	For	Abstain
07237	169,539	169,539	For	Abstain	-	For	Abstain
07622	30,732	30,732	For	Abstain	-	For	Abstain
09470	23,700	23,700	For	For	-	For	Against
12094	108,176	108,176	For	For	-	For	Against
08945	205,914	205,914	For	Abstain	-	For	For
20849	1,300	1,300	For	For	-	For	Against
26160	13,900	13,900	For	For	-	For	Against
44602	25,189	25,189	For	For	-	For	Against
53190	81,300	81,300	Against	Abstain	-	For	Abstain
31989	123,960	123,960	For	Abstain	-	For	Abstain
07208	94,900	94,900	For	For	-	For	Abstain
07846	9,200	9,200	For	Abstain	-	For	Abstain
08561	417,500	417,500	For	Abstain	-	For	Abstain
09330	21,000	21,000	For	For	-	For	Abstain
12120	43,400	43,400	For	For	-	For	Abstain
14541	267,100	267,100	For	Abstain	-	For	Abstain
24579	405,400	405,400	For	Abstain	-	For	Abstain
26301	85,300	85,300	Against	Abstain	-	For	Abstain
37113	41,100	41,100	For	Abstain	-	For	Abstain
41199	4,800	4,800	For	Abstain	-	For	Abstain
42628	39,414	39,414	For	For	-	For	Abstain
47705	2,400	2,400	For	Abstain	-	For	Abstain
10205	373	373	For	Abstain	-	For	Abstain
48123	83,949	83,949	For	For	-	For	For
11847	2,180,692	2,180,692	For	For	-	For	Abstain
05986	61,600	61,600	For	Abstain	-	For	Abstain
14153	618,010	618,010	For	Abstain	-	For	Abstain

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3*	Item 4	Item 5
14963	671,340	671,340	For	Abstain	-	For	Abstain
14494	8,098	8,098	For	Abstain	-	For	Abstain
17718	269,896	269,896	For	Abstain	-	For	Abstain
19032	9,265	9,265	For	Abstain	-	For	Abstain
21273	231,875	231,875	For	Abstain	-	For	Abstain
23041	15,756	15,756	For	Abstain	-	For	Abstain
23771	15,896	15,896	For	Abstain	-	For	Abstain
26311	18,700	18,700	For	Abstain	-	For	Abstain
14204	191,804	191,804	For	Abstain	-	For	Abstain
26809	122,500	122,500	For	For	-	For	Abstain
12930	96,819	96,819	For	For	-	For	Abstain
13562	372,476	372,476	For	For	-	For	Abstain
09559	201,300	201,300	For	Abstain	-	For	Abstain
11841	68,786	68,786	For	Abstain	-	For	Abstain
24489	17,175	17,175	For	Abstain	-	For	Abstain
31604	518,306	518,306	For	Abstain	-	For	Abstain
05840	411,660	411,660	For	Abstain	-	For	Abstain
31669	459,028	459,028	For	For	-	For	Abstain
09239	289,897	289,897	For	For	-	For	Abstain
20322	1,240,244	1,240,244	For	For	-	For	Abstain
23840	37,431	37,431	For	For	-	For	Abstain
34887	751,728	751,728	For	Abstain	-	For	For
09145	2,133,116	2,133,116	For	Abstain	-	For	Abstain
36853	57,922	57,922	For	For	-	For	Abstain
39514	291,186	291,186	For	Abstain	-	For	Abstain
40595	33,616	33,616	For	For	-	For	Abstain
23020	53,411	53,411	For	For	-	For	Abstain
41081	1,800	1,800	For	Abstain	-	For	Abstain
41649	3,408	3,408	For	Abstain	-	For	Abstain
45902	6,674	6,674	For	Abstain	-	For	Abstain
13665	30,800	30,800	For	Abstain	-	For	Abstain
52456	62,127	62,127	For	For	-	For	Abstain
07516	22,404	22,404	For	Abstain	-	For	Abstain
11311	241,765	241,765	For	Abstain	-	For	Abstain
21881	4,600	4,600	For	For	-	For	Against
23771	14,835	14,835	For	Abstain	-	For	Abstain
30769	363,048	363,048	For	Abstain	-	For	Abstain
05840	146,900	146,900	For	For	-	For	Abstain
05839	307,500	307,500	For	Abstain	-	For	Abstain
07496	76,263	76,263	For	Abstain	-	For	Abstain
14162	119,000	119,000	For	Abstain	-	For	Abstain
05839	12,633	12,633	For	Abstain	-	For	Abstain
24997	81,600	81,600	For	For	-	For	Abstain
23794	220,302	220,302	For	Abstain	-	For	Abstain
31591	4,766	4,766	For	Abstain	-	For	Abstain
34825	5,596	5,596	For	Abstain	-	For	Abstain
41941	2,113	2,113	For	Abstain	-	For	Abstain
45919	4,469	4,469	For	Abstain	-	For	Abstain
48977	16,703	16,703	For	Abstain	-	For	Abstain
27844	26,586	26,586	For	Abstain	-	For	Abstain
05479	844,522	844,522	For	For	-	For	Against
05838	887,019	887,019	For	Abstain	-	For	Abstain
05840	145,083	145,083	For	Abstain	-	For	Abstain
07496	613,371	613,371	For	Abstain	-	For	Abstain
10378	16,809	16,809	For	Abstain	-	For	For
10378	47,132	47,132	For	Abstain	-	For	For
11435	140,797	140,797	For	Abstain	-	For	For
05987	6,659	6,659	For	For	-	For	Against
38205	32,900	32,900	For	Abstain	-	For	Abstain
22847	192,196	192,196	For	Abstain	-	For	For
17500	222,700	222,700	For	For	-	For	Abstain
19194	600	600	Against	Abstain	-	For	Abstain
07727	272,300	272,300	For	For	-	For	Abstain
05987	4,500	4,500	For	Abstain	-	For	Abstain
29264	301,073	301,073	For	For	-	For	Abstain
51116	170,184	170,184	For	For	-	For	For
23572	57,993	57,993	For	Abstain	-	For	For
05838	327,000	327,000	For	Abstain	-	For	Abstain
24728	2,000	2,000	For	Abstain	-	For	Abstain
28038	19,227	19,227	For	Abstain	-	For	Abstain
28979	400	400	For	Abstain	-	For	Abstain
28990	163,200	163,200	For	Abstain	-	For	Abstain
31577	30,000	30,000	For	Abstain	-	For	Abstain
28394	29,900	29,900	For	Abstain	-	For	Abstain
05870	505,900	505,900	For	Abstain	-	For	Abstain
26879	0	24,200	Abstain	Abstain	-	Abstain	Abstain
07820	0	61,300	Abstain	Abstain	-	Abstain	Abstain

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3*	Item 4	Item 5
52150	160,000	155,900	For	Abstain	-	For	Abstain
47884	119,982	40,000	For	Abstain	-	For	Abstain
07140	2,600	2,600	For	Abstain	-	For	For
07191	179,100	179,100	For	For	-	For	Abstain
07237	16,800	16,800	For	Abstain	-	For	Abstain
07247	51,400	51,400	For	For	-	For	For
09048	993	993	For	For	-	For	Abstain
09286	9,900	9,900	For	Abstain	-	For	Abstain
22954	22,700	22,700	For	Abstain	-	For	Abstain
34900	200	200	For	Abstain	-	For	Abstain
07140	400	400	For	Abstain	-	For	For
34401	100,900	100,900	Against	For	-	For	Abstain
05839	365,528	365,528	For	Abstain	-	For	For
08390	70,287	70,287	For	Abstain	-	For	For
08840	391,580	391,580	For	For	-	For	Abstain
11100	455,450	455,450	For	For	-	For	Abstain
13022	2,300	2,300	For	Abstain	-	For	For
18407	1,092,657	1,092,657	For	For	-	For	Abstain
18830	3,600	3,600	For	Abstain	-	For	For
07506	262,925	262,925	For	Abstain	-	For	Abstain
19244	1,600	1,600	For	Abstain	-	For	For
06239	344,243	344,243	For	For	-	For	Against
22403	597,800	597,800	For	Abstain	-	For	Abstain
05479	35,900	35,900	For	For	-	For	Abstain
24528	162,300	162,300	For	Abstain	-	For	Abstain
24528	461,200	461,200	For	Abstain	-	For	Abstain
24569	4,849	4,849	For	Abstain	-	For	For
07516	45,700	45,700	For	Abstain	-	For	Abstain
18608	8,800	8,800	For	Abstain	-	For	Abstain
27386	535,100	535,100	For	Abstain	-	For	Abstain
19919	1,085,100	1,085,100	For	Abstain	-	For	Abstain
27778	12,400	12,400	For	Abstain	-	For	Abstain
08579	14,600	14,600	For	Abstain	-	For	Abstain
31890	51,000	51,000	For	Abstain	-	For	Abstain
32628	80,900	80,900	For	Abstain	-	For	Abstain
32642	81,800	81,800	For	Abstain	-	For	Abstain
33464	64,500	64,500	For	Abstain	-	For	Abstain
33913	72,100	72,100	For	Abstain	-	For	Abstain
34601	7,800	7,800	For	Abstain	-	For	Abstain
36958	64,900	64,900	For	Abstain	-	For	Abstain
39332	78,000	78,000	For	Abstain	-	For	Abstain
37099	1,180,600	1,180,600	For	Abstain	-	For	Abstain
40922	700,400	700,400	For	Abstain	-	For	Abstain
41459	125,600	125,600	For	Abstain	-	For	Abstain
09627	13,900	13,900	For	Abstain	-	For	Abstain
42592	107,000	107,000	For	Abstain	-	For	Abstain
42610	43,300	43,300	For	Abstain	-	For	Abstain
05987	597,468	597,468	For	For	-	For	Abstain
43620	125,600	125,600	For	Abstain	-	For	Abstain
46964	234,900	234,900	For	Abstain	-	For	For
48429	3,800	3,800	For	Abstain	-	For	For
50072	100	100	For	Abstain	-	For	Abstain
11811	71,900	71,900	Against	For	-	For	Abstain
52950	46,600	46,600	For	Abstain	-	For	Abstain
53824	17,300	17,300	For	Abstain	-	For	Abstain
07208	11,800	11,800	For	Abstain	-	For	Abstain
05839	460,400	460,400	For	Abstain	-	For	Abstain
14693	1,266,213	1,266,213	For	Abstain	-	For	Abstain
23487	561,800	561,800	For	Abstain	-	For	Abstain
24917	18,382	18,382	For	For	-	For	Abstain
07140	8,600	8,600	For	Abstain	-	For	Abstain
10916	125,630	125,630	Against	Abstain	-	For	Against
09294	157,828	157,828	For	For	-	For	Abstain
07418	194,559	194,559	For	Abstain	-	For	Abstain
20813	144,475	144,475	For	Abstain	-	For	Abstain
54791	839,939	839,939	Against	For	-	For	Against
41222	185,500	185,500	For	Abstain	-	For	Abstain
34401	79,344	79,344	For	Abstain	-	For	Abstain
26531	25,059	25,059	For	For	-	For	Abstain
05839	3,122,036	3,122,036	For	Abstain	-	For	Abstain
07191	15,700	15,700	For	For	-	Against	Against
05446	301,239	301,239	For	For	-	For	Abstain
30254	16,924	16,924	For	Abstain	-	For	Abstain
35450	236,175	236,175	For	For	-	For	Abstain
37806	1,632	1,632	For	Abstain	-	For	Abstain
19530	9,024	9,024	For	Abstain	-	For	Abstain
11324	7,920	7,920	For	Abstain	-	For	Abstain

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3*	Item 4	Item 5
23563	37,237	37,237	For	Abstain	-	For	Abstain
45528	80,976	80,976	For	Abstain	-	For	Abstain
08621	208,800	208,800	For	Abstain	-	For	Abstain
10532	444,500	444,500	For	Abstain	-	For	Abstain
22954	965,544	965,544	For	Abstain	-	For	Abstain
09063	247,700	247,700	For	Abstain	-	For	Abstain
14809	335,900	335,900	For	Abstain	-	For	Abstain
05839	98,500	98,500	For	Abstain	-	For	Abstain
07763	265,440	265,440	For	Abstain	-	For	Abstain
22420	133,300	133,300	For	Abstain	-	For	Abstain
24935	98,726	98,726	For	Abstain	-	For	Abstain
33580	394,726	394,726	For	For	-	For	Abstain
30855	9,010	9,010	For	For	-	For	Abstain
31128	531,810	531,810	For	For	-	For	Abstain
31128	64,194	64,194	For	For	-	For	Abstain
43723	56,575	56,575	For	For	-	For	Abstain
51941	5,973	5,973	For	For	-	For	Abstain
51941	28,938	28,938	For	For	-	For	Abstain
38756	65,000	65,000	For	Abstain	-	For	Abstain
34662	194,300	194,300	Against	Abstain	-	For	Abstain
39332	720	720	For	Abstain	-	For	Abstain
40147	11,897	11,897	For	Abstain	-	For	Abstain
21407	711,937	711,937	For	Abstain	-	For	Abstain
13416	572,256	572,256	For	Abstain	-	For	Abstain
11961	261,363	261,363	For	Abstain	-	For	Abstain
12984	13,007	13,007	For	Abstain	-	For	Abstain
02887	151,809	151,809	For	Abstain	-	For	Abstain
07096	16,183	16,183	For	Abstain	-	For	Abstain
06069	21,179	21,179	For	Abstain	-	For	Abstain
20147	197,528	197,528	For	Abstain	-	For	Abstain
37347	93,477	93,477	For	Abstain	-	For	Abstain
18138	23,795	23,795	For	Abstain	-	For	Abstain
19388	64,717	64,717	For	Abstain	-	For	Abstain
03370	226,233	226,233	For	Abstain	-	For	Abstain
10263	141,649	141,649	For	Abstain	-	For	Abstain
14416	49,773	49,773	For	Abstain	-	For	Abstain
42332	16,270	16,270	For	Abstain	-	For	Abstain
04751	25,900	25,900	For	Abstain	-	For	Abstain
34867	14,454	14,454	For	For	-	For	For
42282	391,519	391,519	For	Abstain	-	For	Abstain
39332	287,100	287,100	Against	Abstain	-	Against	Abstain
09473	1,809,583,330	1,733,643,596	For	Abstain	-	For	Abstain
21242	2,696,163	-	For	Abstain	-	For	Abstain
06164	1,627,891,019	1,539,863,493	For	Abstain	-	For	Abstain
05523	15,031,903	15,031,903	For	Abstain	-	For	Abstain
05523	15,031,903	15,031,903	Against	Abstain	-	Against	Abstain
05523	15,031,903	15,031,903	Abstain	Abstain	-	Abstain	Abstain

* Item 3 refers to multiple voting if Item 2 were approved.

São Paulo, September 04, 2024.

Gustavo Alejo Viviani

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 5, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer